Filed by: Qualtrics International Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SAP SE

Subject Company’s Commission File No.: 001-14251

The information displayed in this document is being provided solely for eligible employees of Qualtrics, SAP and their respective subsidiaries in connection with the Exchange Offer and should not be used for any other purpose. Please refer to the Prospectus – Offer to Exchange for the comprehensive details about the Exchange Offer. Copies of the Prospectus – Offer to Exchange, the letter of transmittal for the Offer, the form of notice of withdrawal for the Offer and all applicable documents with respect to eligible employees outside the U.S. have been made available to all eligible employees. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Prospectus – Offer to Exchange.

Exchange Offer:

Following the official close of trading on Nasdaq on the day the Offer expires, this document will provide the final calculated volume-weighted average price of SAP common stock and the actual Exchange Ratio showing the number of Qualtrics RSUs that will be issued in exchange for each Existing RSU that is properly tendered. Promptly after the expiration of the Offer, Qualtrics expects to accept all properly tendered Fixed Value Rights and Existing RSUs in exchange for Qualtrics RSUs in amounts based directly on the Exchange Ratio or Exchange Quotient, as applicable, and pursuant to the terms of the Offer. The Fixed Value Rights will be exchanged in accordance with the Exchange Quotient mechanics set forth in the Prospectus – Offer to Exchange.

The final calculated volume-weighted average price of SAP common stock (the “Five-Day Average VWAP”), from which the resulting Exchange Ratio between Existing RSUs and Qualtrics RSUs will be derived, will be determined by averaging (taking the arithmetic mean of) the daily volume-weighted average price of SAP common stock for the final five full trading days of the Offer period. The final five full trading days of the Offer period (unless the Offer is extended) will be January 20, 2021, January 21, 2021, January 22, 2021, January 25, 2021 and January 26, 2021. These dates will also be referred to as the “calculation period.”

Indicative Number of Shares to be Received:

Figures in the below examples have been rounded for presentation purposes.

The below table sets forth an example of what the Exchange Ratio would be at a range of different hypothetical Five-Day Average VWAPs and IPO Prices. The Exchange Ratio represents the number of Qualtrics RSUs that a tendering holder would receive for each Existing RSU tendered.

EXCHANGE RATIO EXAMPLE

	Five-Day Average VWAP (converted from Euro to U.S. dollar)
IPO Price	$125.00	$125.50	$126.00	$126.50	$127.00	$127.50
$20	6.2500	6.2750	6.3000	6.3250	6.3500	6.3750
$21	5.9524	5.9762	6.0000	6.0238	6.0476	6.0714
$22	5.6818	5.7045	5.7273	5.7500	5.7727	5.7955
$23	5.4348	5.4565	5.4783	5.5000	5.5217	5.5435
$24	5.2083	5.2297	5.2500	5.2708	5.2917	5.3125

The following formula will be used to calculate the number of Qualtrics RSUs that each tendering shareholder will receive for Existing RSUs tendered and accepted in the Exchange Offer:

# of Qualtrics RSUs to be received	=	# of Existing RSUs tendered	x	Actual Average VWAP
Actual IPO Price

See the below calculation as an example for determining the number of Qualtrics RSUs to be received by a tendering holder. Using an assumed Average VWAP of equal to $126.50 and an assumed IPO Price of $22.00, the indicative number of shares of Qualtrics RSUs that a tendering holder would receive for 100 Existing RSUs tendered would be 575.

575 Qualtrics RSUs	=	100 Existing Awards tendered	x	$126.50
$22.00

The VWAP is the volume-weighted average price per share of SAP Stock on Xetra over the final five full trading days (calculated as the average (arithmetic mean) of the VWAP on those five days) prior to the Expiration Date during the period beginning at 9:00 a.m., Central European Time (or such other time as is the official open of trading on Xetra on the applicable date) and ending at 5:30 p.m., Central European Time (or such other time as is the official close of trading on Xetra on the applicable date), as reported by Bloomberg Financial LP and converted at an exchange rate equal to the exchange rate as published by the Wall Street Journal at www.wsj.com/market-data/currencies/exchangerates for the date preceding the Expiration Date. This means that if the Expiration Date is January 27, 2021, the VWAP would be calculated using the average (arithmetic mean) of the volume-weighted average price per share of SAP Stock on January 20, 2021, the volume-weighted average price per share of SAP Stock on January 21, 2021, the volume-weighted average price per share of SAP Stock on January 22, 2021, the volume-weighted average price per share of SAP Stock on January 25, 2021 and the volume-weighted average price per share of SAP Stock on January 26, 2021, converted at the exchange rate as published by the Wall Street Journal at www.wsj.com/market-data/currencies/exchangerates for January 26, 2021 (unless we extend the Offer).

The daily VWAP will be calculated using the default criteria for the function known as “Bloomberg VWAP” of the AQR function for SAP common stock on the automated quote and analytical system distributed by Bloomberg Financial LP. Volume-weighted average price is calculated by adding up the dollars traded for every transaction executed (price multiplied by number of shares traded) and dividing by the total number of shares traded for the day.

2

The final VWAP will be made available here following the expiration of the Offer. Until that time, the up-to-date VWAP, using information from the most recent five days of trading, will be listed here for illustrative purposes. Please note that Qualtrics RSUs granted in the exchange will be rounded down to the nearest share on an award-by-award basis to avoid potential adverse tax consequences to the holder.

Provided below are tables representing the most up-to-date information on the indicative Average VWAP and the resulting Exchange Ratio based on an assumed IPO Price. Further descriptions of the figures and terminology used in Tables A, B, C and D is included.

Last Updated:	01/12/2021	11:45 a.m. Eastern Time

TABLE A: CURRENT INDICATIVE PER-SHARE VALUE SAP SE (XETRA: SAP)
Offer Day	Trade Date	Market Hours	Daily VWAP (in EURO)	EURO to USD Exchange Rate
6	01/06/2021	9:00 AM—5:30 PM CET	104.8402	—
7	01/07/2021	9:00 AM—5:30 PM CET	104.6159	—
8	01/08/2021	9:00 AM—5:30 PM CET	106.1792	—
9	01/11/2021	9:00 AM—5:30 PM CET	106.0183	—
10	01/12/2021	9:00 AM—5:30 PM CET	106.2825	1.2151
		FIVE-DAY AVERAGE VWAP (AS CONVERTED)		128.2990

TABLE B: INDICATIVE EXCHANGE RATIO
SAP FIVE-DAY AVERAGE VWAP (AS CONVERTED)	$128.2990
Assumed IPO Price	$22.0000
EXCHANGE RATIO	5.8318

TABLE C: CURRENT INDICATIVE NUMBER OF RSUS
# of Existing RSUs	# of Qualtrics RSUs
100	583
1,000	5,831

3

TABLE D: HISTORICAL DATA FOR THE OFFER PERIOD
Day	Date	Daily VWAP (in EURO)	Five-Day Average VWAP (in EURO)	EURO to USD Exchange Rate	Five-Day Average VWAP (as converted)	Assumed IPO Price	Exchange Ratio
T-3	12/18/2020	104.7195	—	—	—	—	—
T-2	12/21/2020	101.5353	—	—	—	—	—
T-1	12/22/2020	103.4590	—	—	—	—	—
T-0	12/23/2020	103.8791	—	—	—	—	—
1	12/28/2020	105.5091	103.8204	1.2188	126.5363	$22.00	5.7517
2	12/29/2020	107.2236	104.3212	1.2215	127.4284	$22.00	5.7922
3	12/30/2020	107.3058	105.4753	1.2251	129.2178	$22.00	5.8735
4	01/04/2021	106.9596	106.1754	1.2216	129.7039	$22.00	5.8956
5	01/05/2021	105.3516	106.4699	1.2255	130.4789	$22.00	5.9309
6	01/06/2021	104.8402	106.3362	1.2301	130.8041	$22.00	5.9456
7	01/07/2021	104.6159	105.8146	1.2328	130.4483	$22.00	5.9295
8	01/08/2021	106.1792	105.5893	1.2270	129.5581	$22.00	5.8890
9	01/11/2021	106.0183	105.4010	1.2220	128.8001	$22.00	5.8545
10	01/12/2021	106.2825	105.5872	1.2151	128.2990	$22.00	5.8318
11	01/13/2021					$22.00
12	01/14/2021					$22.00
13	01/15/2021					$22.00
14	01/18/2021					$22.00
15	01/19/2021					$22.00
16	01/20/2021					$22.00
17	01/21/2021					$22.00
18	01/22/2021					$22.00
19	01/25/2021					$22.00
20	01/26/2021					$22.00

TABLE A: The indicative Daily VWAP based upon the five most recent trading days during the Offer period.

For days 1-15 of the Offer, this table will be updated once per day after the close of Xetra with the Daily VWAP for the period of 9:00 a.m.-5:30 p.m., Central European Time. For days 16-20 of the Offer, the VWAP will be updated approximately once per hour for the period from 9:30 a.m.-11:30 a.m. Eastern Time, which are the hours of trading on Xetra that overlap with the hours of trading on Nasdaq. Therefore, during the first four trading days of the calculation period, the actual intra-day VWAP of SAP common stock during the elapsed part of that day will be used in the calculation of the indicative Daily VWAP. On the final trading day of the calculation period, the indicative Daily VWAP calculation will use the Daily VWAP for the prior four trading days and the actual intra-day VWAP during the elapsed portion of that final trading day.

In order to be as accurate as possible, the VWAP data for this period will take into account any adjustments made to reported trades included by 11:45 a.m., Central European Time each day. For the first five days of the Offer period, the indicative Five-Day Average VWAP and Exchange Ratio will be provided based in whole or in part on values for the five trading days preceding the first day of the Offer period.

4

TABLE B: The indicative Exchange Ratio shown is calculated by dividing the current indicative Five-Day Average VWAP by the assumed IPO Price. The IPO Price used is equal to the mid-point of the filing range of the estimated initial offering price reflected in the Registration Statement. This Exchange Ratio represents the number of Existing RSUs that would be tendered for every Qualtrics RSU with underlying Qualtrics common stock.

TABLE C: This shows how many Existing RSUs would be exchanged for a specified number of Qualtrics RSUs if the indicative Five-Day Average VWAP provided in TABLE A was the actual Five-Day Average VWAP of those shares at the end of the Exchange Offer. The number of Qualtrics RSUs given in the exchange will be rounded down to the nearest whole share. Please note that there can be no assurance as to the actual IPO Price, which may be more than or less than the assumed IPO Price.

TABLE D: This shows a listing of historical data for the Offer period. The table will be updated once per day with the current end-of-day Daily VWAP, the indicative Five-Day Average VWAP, and the resulting Exchange Ratio.

Contact Information

The information and exchange agent for the Exchange Offer is D.F. King & Co., Inc.

Questions of requests for assistance may be directed to the information agent at:

•	(866) 340-7108 (toll-free, U.S. & Canada);
•	(212) 269-5550 (call collect); or
•	Qualtrics@dfking.com (e-mail).

5